

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Dato' Maznah Abdul Binti Jalil
Chief Executive Officer
Liberty Resources Acquisition Corp.
10 East 53rd Street, Suite 3001
New York, NY 10022

      Re: Liberty Resources Acquisition Corp.
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed January 31, 2024
          File No. 001-40883

Dear Dato' Maznah Abdul Binti Jalil:

      We have reviewed your filing and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed on January 31, 2024

General

1.   We note your response to prior comment 1. As it appears that your sponsor has not changed, please disclose that your sponsor is controlled by and has substantial ties to non-U.S. persons in Malaysia, as disclosed in the company's most recent annual report on Form 10-K filed June 8, 2023, or advise.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker